Exhibit 4.19

CASI Pharmaceuticals, Inc.	Beijing Office
9620 Medical Center Drive Suite 300 Rockville, MD 20850 Office (240) 864-2600 Fax (301) 315-2437 NASDAQ: CASI	CASI Pharmaceuticals (China) Co., Ltd. 1701-1702, China Central Office Tower 1, No. 81 Jianguo Road Chaoyang District, Beijing 100025, P.R. China

Offer Letter

Personal and Confidential

Dear ZHANG WEI,

Passport: *

As an important adjustment to the corporation strategy and considering your plan on career development, we are pleased to extend to you an offer to join CASI Pharmaceuticals, Inc. (the “Company”) in addition to your existing employment with CASI China. We firmly believe that your valuable onboarding in the Company will definitely bring great help to our overall strategy. The terms of your employment consist of the following:

JOB TITLE:	Senior Vice President

START DATE:	September 10th, 2024

The term of employment will be for an initial term of one year, and will automatically renew for successive one-year terms thereafter, unless either party gives 30 days prior written notice.

REPORT LINE:	You will report to the Company’s Chairman & CEO Dr. Wei-Wu He.

DUTIES:	Responsible for the management of key projects assigned by the CEO, the coordination and management of synergistic projects between China and US.

BASE SALARY:	Total USD $* per year, of which

USD $* per year will be paid from CASI Pharmaceuticals, Inc.

USD $* per year will be paid from CASI China, until both parties agree that this part should also be paid from CASI Pharmaceuticals, Inc.

Taxes and other required withholdings will be deducted from your base salary in accordance with the Company’s policies and procedures applicable to employees and as required under applicable law.

PLACE OF WORK:	South San Francisco.

BUSINESS TRAVEL:	The Company will reimburse you for reasonable business expenses paid or incurred by you in connection with your duties and responsibilities during your employment by the Company. Business expenses do not include personal travel and normal commuting expenses.

MISCELLANEOUS:

The Company offers an array of comprehensive health and welfare benefits, including life, medical, and dental insurance plans, as well as an employee-supported 401(k) plan. While such programs are subject to change, they are an integral part of our employment offer to you. Specific details of these benefit plans will be provided to you prior to your eligibility and enrollment date. Enrollment in the Company’s health plans for new hires can be made effective on the 1st of the month following your employment start date.

We are very pleased that you will be joining us and look forward to your contributions towards the Company’s success.

Best regards,

CASI PHARMACEUTICALS, INC.

CASI PHARMACEUTICALS (CHINA) CO., LTD.

/s/ He Wei-Wu
Name: He Wei-Wu
Title: Chairman & CEO
Date: September 10th, 2024

AGREED AND ACKNOWLEDGED:

/s/ ZHANG WEI
Name: ZHANG WEI
Date: September 10th, 2024